Exhibit 99.1

Capital Markets Day Presentation

Alternus Energy & Clean Earth Corp

Date: Monday 17 October 2022

Presenters:

Aaron Ratner, CEO Clean Earth Corp

Bill Sadlier, CEO, Altnua

Harold Von Hayden, Head of Renewables, Arctic Securities

Josephy Duey, CFO, Alternus Energy

Vincent Browne, Chairman & Group CEO, Alternus Energy

Speaker 1 Harold Von Hayden

Hello. Depending on where you are in the world, I am wishing you a good morning, good afternoon, or good evening. My name is Harold Von Hayden and I'm Head of Renewables at Arctic securities and it is with particular pride that we are hosting the capital markets update for Alternus Energy. After the presentations we will have a Q and A session and the listeners can post their questions online using the window on the right hand side. So without further ado, I am happy to hand the word over to Vincent Brown, CEO of Alternus Energy.

Speaker 2 - Vincent Browne

Good morning and thank you Harold, and good afternoon or good evening indeed to where you may be in the world and listening from today. For those of you who don't know me, I'm Vincent Browne, Chairman and Group CEO here at Alternus Energy. I firstly want to thank you all for taking the time to join us today and allow us to introduce the company to you. And also to provide an update on business activities for those who are more familiar with the business. I would like to extend a very warm welcome to our existing shareholders, team members and other stakeholders who have helped the company get to this point in what has been a very exciting period for us. I suppose the big news for Alternus in the last week has been the announcement of our business combination agreement with Clean Earth Acquisitions Corp. And so perhaps that is where we should start. After that then we'd like to take you through what this means for Alternus, focuses and how we bring the company forward from there. So, with that in mind, let me introduce Aaron Ratner, the CEO of Clean Earth, to say a few words on this exciting new chapter in the Alternus journey. Aaron?

Speaker 3 - Aaron Ratner

Thank you Vincent, and good morning and good afternoon everyone. I'm Aaron Ratner, the CEO of Clean Earth Acquisitions Corp. Since 2012, I've focused my career on climate and the energy transition. I’ve been an institutional investor in both venture capital and infrastructure finance. I’ve participated in developing sustainable infrastructure projects across biofuels, sustainable protein, anaerobic digesters, renewable natural gas, carbon capture and hydrogen. And I'm a startup founder in the climate tech space. All of these experiences have afforded me the opportunity to participate in the climate economy across a wide variety of strategies and sectors. And I believe what we have put together here is something very special. We're here today to discuss our proposed combination with Alternus Energy, a rapidly growing transatlantic renewable power developer and producer. The goal of the presentation is to articulate the value of what we believe is one of the most exciting risk-adjusted opportunities for US investors seeking exposure to the European and American energy transition, both of which represent multidecade, multi-trillion dollar markets. Today, the European continent is in a secular energy crisis with no clear end in sight. Winter is approaching and very little has been accomplished this year by way of building sustainable renewable dependable, baseload energy assets.

In fact, the energy crisis is driving us backwards towards burning more fossil fuels particularly coal and natural gas. Here in the United States, the passing of the Inflation Reduction Act and the hard work of the Department of Energy's Loan Program Office is accelerating deployment of capital into the renewable energy sector. However, we all know we have to go faster. Clean Earth and Alternus have structured this transaction with three important criteria in mind. First, to provide a catalytic event for Alternus and its existing shareholders by transitioning the company's listings onto the Nasdaq which will enable access to more efficient and sizable capital markets. Second, deliver to our Clean Earth investors an EBITDA positive, low technology risk, rapidly growing, well run company that is exceptionally well positioned in multidecade, multi-trillion dollar markets. And third to deliver to retail investors an entry point valuation with substantial upside based on conservative set of assumptions and third party analysis most notably, evaluation based only on a pipeline of existing owned and contracted projects. Now, I’d like to say a little bit about the team at Clean Earth. We went to Market and held our IPO in February of this year with 22 professionals on the team, including a 14 member advisory board.

Everyone involved brought unique climate and energy industry experience to our objective. Our advisory board encompasses individuals with expertise in renewables oil and gas, maritime, software, agriculture, technology, climate fintech and other relevant sectors. We cast a very wide net and we believe we have come away with a unique opportunity. Our Executive Chairman, Nicholas Parker has been a pioneer in the sustainability space for decades. In fact, he coined the term clean tech over 20 years ago. Our sponsors together underwrote $35 million of the initial public offering and our team will bring substantial industry experience to support this well positioned, long-term growth opportunity. Candice Beaumont from our board of directors, Nicholas Parker and I will be joining the board of Alternus post-merger. Now, about our merger partner. Alternus is an emerging leader in the development, construction and operation of utility scale C&I solar power plants. Today, the company is operational in eight countries across Europe, and Alternus recently established a US presence headquartered outside of Charlotte, North Carolina. After several years of building its platform, the company is poised to rapidly accelerate the growth of megawatts under operation and megawatts from the forward pipeline. Now, let's touch on the highlights of the transaction. It is worth reiterating that the valuation of this transaction is based on owned and contracted solar pipeline, it does not reflect future solar project development and acquisitions, or expansion into additional renewable energy technologies such as storage, wind and hydrogen. Clean Earth proposes to merge with Alternus first quarter of next year with a pro forma enterprise value of $992,000,000 and an equity value of $550,000,000. This implies an enterprise value of 21 times 2023, EBITDA of $47.2 million. Pursuant to this announcement, the executive team of the combined entity anticipates raising debt capital to fuel growth in Europe and the United States. It is also worth highlighting Clean Earth’s origination and due diligence process. Since our IPO, we have evaluated over 150 potential merger candidates, many of whom came through long standing relationships with one or more of our team.

After we executed our letter of intent with Alternus, we brought in a leading analytics firm to provide an independent fairness opinion. We engaged a leading global audit and accounting firm to conduct financial due diligence on Alternus, their projections and quality of earnings. We engaged international and local council to perform legal due diligence on the business. After all that, we came away convinced that we have found a uniquely compelling opportunity for Nasdaq investors to participate in the European American energy transition. With that, I'll now turn it over to Vincent Browne, Alternus CEO.

Speaker 2 Vincent Browne

Well, thank you very much Aaron, and indeed, we're very much looking forward to the collaboration going forward to scale a leading clean energy company together. So now let's turn our attention to Alternus itself. Firstly, we would like to take you through the business strategy, outline our successful business model and ongoing execution of delivery that enables Alternus to scale into this world leading energy company we want to create. We'll also share some details and updates on our projects and provide an update on the ongoing debt facility discussions which we believe will be truly transformative for the company when completed. However, before we get started, I would like to remind you that statements we make during this call contain forward looking statements and are subject to risks and uncertainties. Statements we make during this call that are not statements of historical facts constitute forward looking statements. These include statements that refer to expectations, projections or characterizations of future events, including financial projections, the anticipated benefits of the proposed transaction, or future market conditions. The statements we make are based on Alternus management's current expectation or beliefs and are subject to risks, uncertainties and other factors described in the slides.

Accordingly, actual future results could differ materially from those expressed in such forward looking statements. So please review the disclaimers included in the investor presentation. In connection with the proposed transaction, Clean Earth Acquisitions Corp. intends to file with the Securities and Exchange Commission in the US, a proxy statement and what's called a Form 14A with respect to a Clean Earth Acquisitions Corp. Stockholder meeting to vote on the proposed transaction. The proxy statement will contain important information about the proposed transaction and related matters. So we would ask you to look for that and peruse that as it's available. So with that said, let me introduce you to Alternus Energy. I don't believe I need to tell anybody here today that we're currently operating during a paradigm shift in the energy sector. The picture on the left is instantly recognizables as a coal or gas fired power station. The picture on the right is one of the many large-scale solar parks that are replacing these power stations and is an autonomous energy solar park in the Netherlands. They are similar, in that both provides the energy to power our economies. The coal plant is powered by burning expensive coal and it releases emissions to pollute our atmosphere.

The solar park just needs sunlight to operate and of course releases no emissions. The only drawback for solar being that it operates during daylight hours only. But evolution of battery technology is working to address this issue and we'll solve that, we believe, going forward. Another key difference and probably more important is how financial institutions view them. The fossil fuel plant, for example, is generally understood to be a long life asset and it does not need long term contracted revenues to secure its financing. As lenders understand it, it simply sells the energy it creates to the grid and that income that it receives is stable and long term. Solar, however, in Europe anyway, is not currently viewed the same way. It has, in the most recent past at least, been perceived as a 15 to 20 year revenue stream from these projects.

In my opinion, this is based primarily on how solar was structured when Europe was trying to seed the industry, which worked very well and has in fact delivered the position we have now, where solar is commercially viable at market rates. It is this dynamic that is also fueling the rapid growth we are seeing across Europe in conjunction with the huge regulatory support being introduced by the EU. Therefore, I strongly argue that solar should also now be perceived as a long life asset, given the fact its energy production, once installed, typically spans 35 plus years. As the world continues its irreversible shift towards renewables, perhaps it will become more accepted that the energy these kind of parks create is sold as produced to the electricity grid also, and so will become more flexible in lending terms. For today, however, solar still requires long term contracted revenues, mostly at prices below the rates available if we were selling the energy directly in the market, and this is in order to get the lowest cost debt. Why? The world needs renewables now more than ever. Then why do renewables require additional supports in order to receive the same level of funding at the same costs?

This is a fundamental premise that underpins what we do here at Alternus and how we approach our acquisition and funding strategies. By this we mean better matching the abundance of available debt for these projects within the life of these projects, and using the cashflow released from that process to fund faster growth without requiring additional equity issuances each time. This approach, we believe, separates us from our other market players. On to the next slide. So what does Alternus do? Alternus is an independent clean energy producer. You may also hear the term IPP, or independent power producer, to describe companies like ours, but we want to focus on the clean nature of our power. So Alternus develops, installs and operates utility scale solar parks across Europe and the U.S. as long term owners. This is an important distinction, because as a long term owner we focus on ensuring that the parks we own are designed for the most efficient operations and built to last, if you will, and not flip to funds that require shorter term IR hurdles, as an example. So this approach, we believe, makes us more attractive to our developer partners in-country who want a partner that has a repeat nature and one that's obviously also more flexible in the approach and more in tune with the realities of project development than funds or larger participants typically are.

In addition, we believe this also makes it very attractive to both banks and local governments who prefer long-term focused market participants, as it prevents them from having to deal with multiple owners over time. We believe that this focus has become a key benefit for Alternus, when competing projects may be chasing the same grid connections, for example. So if we look at where we are today versus where we were, I believe you will understand what we mean when we say ‘ongoing execution record’. When I took over what is now Alternus at the beginning of 2017, we had two parks in Romania and a total of 6 MWs operating with about 1 million Euros a year in revenues. The company at that time had a very challenging regulatory envirnonment and investment history. Today we have over 40 operating parks, a total of 168 MWs in operation and circa 30 million in recurring annual revenues, which reflects over $400 million or more in future lifetime revenues from these parks, of which 172,000,000 is contracted for the next ten years or so. These lifetime revenues are based on current energy production levels across the operating parks for the expected operational lifetime of each.

This is multiplied by the contracted energy rates under existing contracts that we have in place today. We've got eight years of weighted average contract life remaining on these and the expected spot market rates to be paid for energy as provided to us by leading expert future price commercial advisors who tell us where the market is expected to be. So we now have operations in eight countries. This is a slight correction to the deck we published last week as we are now expanding to the US. We have operating projects in five countries and 649 projects under development which we own today, all set to come on stream and bring further predictable revenues to our growing portfolio in the next few years. More on that a bit later on. Our ongoing execution record seems to deliver approximately six times revenue growth in just two years, which in turn has created the predictable recurring revenues that I mentioned. Over the long term, this pace of growth is expected to continue in the next three years, as you can see from the chart on the right side. About 60% of this growth is already owned or contracted today and is driven by some of our development projects reaching production in the period and also by current contracted acquisitions completing as we expect.

So, in order to better understand how this high rate of growth is possible, we can see it in the 1.5 gigawatts of owned contracted solar assets we have in place today, which is augmented by a further circa 800 MW of exclusive rights to acquire certain projects in a well diversified portfolio as you can see on the right. I might point out that what we mean by owned development projects is the total amount of projects that we own in our own local SPVs. It's not anticipated that all of these projects will achieve operational status. Please also see page 28 of this presentation and again we may cover that a bit later on. Contracted means that binding contracts or share purchase agreements (SPAs) have been signed. Closing of the transaction therefore is subject to the projects achieving the conditions precedent in order to complete the acquisition and or suitable financing. And lastly, exclusive rights means letters of intent or term sheets that have been executed with sellers confirming the price and the terms, and granting exclusivity to Alternus to complete due diligence, and the completion then of binding contracts. So, all in all, I believe there's a very robust contracted growth trajectory that we continue to execute on to support our ambitious growth plans.

I trust this has given you a good overview of who we are, what we do and how we are executing. So with that, this might be a good time to take you through what we believe are some of the key reasons why Alternus represents a great investment opportunity, and why now? Well, Alternus is already a strong operating business today, as we've shown already, built from humble beginnings and it has shown a clear ability to execute and is primed to realize exceptional growth in the next few years. This is driven by cash generative projects of over $30 million annually today at over 80% EBITDA margins and forecasted to reach over 200 million by the end of year 2025 from contracted and owned projects of 1.4 gigawatts. Our purpose built business model is delivering both immediate and lasting shareholder value from our proven project acquisition and development platform and a determined focus on LCOE as a key project decision point for us to determine that all projects pursued will be profitable from conception to end of life, which indeed again is 35 years or even longer. LCOE stands for the levelised cost of energy and this represents the total cost of developing, installing and operating the solar parks over their expected lifetime.

This ensures that during our robust project assessment process, we can compare each project to each other on the same basis and rank them in line with other criteria. So in this way, our equity and our financial resources are best focused on those projects that deliver the highest return for the group. I'm immensely proud to have assembled and lead such an exceptional team, led by highly experienced and passionate leaders that have and continue to build out our business across all key areas to maintain our execution momentum. They're backed up by a team of people who are the most passionate, I believe in the industry and we'll cover that later on. The why is now simply answered from the current unprecedented market forces creating a generational opportunity from the permanent shift in regulatory and policy support across Europe and now the US, such as the Repair EU package, and as Aaron mentioned, the US Inflation Reduction Act. This is a hugely exciting time to be involved in renewable energy, and I firmly believe our purpose built platform can support the clean transition in an increasingly meaningful way. As I mentioned earlier, a key pillar of how awesome the growth of the market is, is in our capital efficient financing strategy that releases operating cash earlier in the process to reinvest into new assets by leveraging the deep capital markets experience of the team. We look to optimize a prudent capital structure, effectively matching the debt better with the useful life of assets that maximizes the return to equity. Lastly, but perhaps most importantly, we are very lucky to be operating a business that not only has a very strong economic model, but one that also has a direct and positive impact on the world's biggest challenge today - climate change. It is something we fully understand is a gift and one that each and every person in Alternus has a lifetime commitment to. So when we say that Alternus is primed to realize exceptional growth, really, I believe this chart puts it in context, when you look at the EBITDA achieved from the deployment of the development and contracted projects into operation over the next few years. A real benefit of being a long term owner of these projects is the stairstep long term recurring EBITDA created from the stable and predictable income streams as the cumulative operational portfolio grows. Every time we add a new project into the portfolio, we get a lift in long term incomes that then accumulates each time. Other participants in our market sometimes build to sell the projects they develop and/or install, making their numbers more lumpy and one-off.

And our business model steadily adds long term EBITDA every time, locking in sustainable returns and value for shareholders as we stair step up growth. You will see from the lower parts of the page here the amount of megawatts that reaches operation in each year from the current portfolio we have. So this delivers the EBITDA growth. It's a modest 241 MWs in 2023, two thirds of which are contracted today and awaiting close, with the other third under exclusive rights up to 241 MWs. About 145 MWs will already be operating at closing of the contract with the remainder in construction and expected to be operational during 2023. So this is also why in this case, there's a split in the EBITDA numbers in each year. The light blue bar represents the EBITDA we expect to be achieved and actually booked in the respective financial year, while the white portion of the bar reflects the total annual recurring EBITDA added from the megawatts installed in that year but not fully booked in the financial year given the timing of when the projects actually reach operation. So the combined total of both the blue, the light blue and the white is the long term, as I say, stairstep EBITDA that's carried into the following year, and so it continues each year as new projects are added.

Therefore, when we reach 2025, although the booked EBITDA is expected to be approximately $208- million, the runrate EBITDA is over a quarter of a billion annually going forward, with about two thirds of that expected to be under long term contracts at any one time. The MWs in 2024, for example, of 841 and just over a gigawatt in 2025 may initially sound like very large steps from 2023, but given we have 60% of these projects owned and contracted today and we know when they are expected to start installation during 2023 and 2024, then this becomes less challenging we feel, and as we have shown our ability to grow at this pace in the past, then we feel confident to continue that in the future. Joe will discuss this in a little more detail in his section, and also please refer to the project's overview slide that shows this a little more clearly also. So as I mentioned before, Alternus operates at each stage in the PV solar cycle process through dedicated specialist companies and teams in each stage. All of these groups within the Company have decades of sector experience and functional knowledge of their area.

This is why I'm excited to announce Altnua today, that covers the project development stages, while Unisun and Uper are already owned companies based in the Netherlands which house the specialist teams that manage the EPCM and construction activities, and the operational maintenance activities for the existing Alternus projects and the future ones. Being active earlier in the project process allows Alternus to capture value at each stage, which reduces our capex and ultimately the opex, but it also increases the certainty of pipeline and predictability of new revenues as we coordinate these specialist groups as a single organization. As I said earlier, we're immensely proud of the team we have continued to assemble here at Alternus. We started as a team of just four in 2017: myself, Gita Shah and two local managers in Italy and Romania. Joe Duey, our CFO, joined us in 2018 and brought with him a deep financial experience and direct renewable experience from the US, which was invaluable at the time. Tali Durant also joined in 2018 and is somebody I've worked with closely for many years in the US public markets. She's an exceptional corporate securities lawyer and has been instrumental in growing out our legal capabilities, and of course now would be central to the Clean Earth process and life on Nasdaq thereafter.

Gita Shah became our Chief Sustainability Officer in 2019 and as I mentioned, she started back in 2017 as part of the team of four. She's our dedicated Senior Executive for ESG activities across the group and is one of the most passionate ESG leaders I've certainly ever met and ensures that all of our ESG activities remain at the heart of everything we do. Larry Farrell joined in 2019 from Xerox as part of my plans to help shape and build an efficient and performing international multilocation team. He's perfect for that and I believe our current performance reflects well on that choice. As part of our strategic move last year in 2021 into construction activities, Gary Swan came in to head up these activities last year and brings an exceptional track record of success in deploying Gigawatts of renewable projects in multiple jurisdictions simultaneously. David Farrell, no relation to Larry by the way, joined us as Chief Commercial Officer earlier this year to lead our commercial activities, including M&A activities. So, prior to joining, he was Director of Corporate Finance, specializing in Debt Advisory at Grant Thornton, and prior to this was Director of M&A at Duff & Phelps, formerly Duncan Phelps, and is the most recent member of our Executive Team.

Not featured on this page yet is Bill Sadlier, CEO of Altnua, and he addresses a critical need in the Group as we capture more and more value from our project development activities. I’ll let him speak for himself shortly. I now believe that we have completed the Executive Team with the skills required, and the motivation to deliver our near term targets. Overall, our team now numbers over 60 highly motivated and talented people, all acting as one, representing twelve nationalities across eight countries, of which 35% of the team and 25% of our Executive Team are female. We are today operating in a period of unprecedented market forces, creating a generational opportunity and significant tailwinds for renewables. It's not just about climate anymore in Europe, it's now all about energy independence, driven by the recent geopolitical turmoil. As can be seen from the comment by Mrs. von der Leyen, President of the European Commission, renewables are in a clear direction of growth, with targets being over four times the size by just 2030. The EU unveiled massive support packages, both financial and regulatory, to speed up this deployment. The same drive is now seen in the US where the Inflation Reduction Act bringing over $369,000,000,000 investment in renewables through tax equity extensions and increases in order to grow the market there by 69% by 2030. As Aaron has already said, this is why we believe so strongly that Alternus represents a somewhat unique opportunity for investors on both sides of the Atlantic to actively participate in both the European and American energy transitions, given our operating model of long term ownership, and stable, predictable income streams with an equity focused investment lens. So, one of the key pillars in our equity focused strategy is our use of leverage or debt to limit the amount of new equity required to support our rapid growth, as Joe will go through shortly. Once operating, our PV solar projects generate long term, predictable cash streams that can support a high leverage. Normally, however, no more than 75% of the market value of the projects. So, in certain cases we may get more than that in our actual cost, but it's never any more than 75% of the market value of the particular projects in question. By structuring some of our debt and green bonds, for example, there was a period of non amortizing of this debt, as you'll see over the left, that releases cash that would otherwise be used to repay the debt principle in the early years.

In our opinion, far too early in the project life. As I mentioned at the very beginning, this is something we see as to be addressed, and this cash is now used to grow the portfolio by being able to match additional debt and fund additional EBITDA growth without again the need for new equity. In this particular case, and Joe will cover this, 27 million is available in the first three years to be used as project equity to match additional debt that then, in turn, funds approximately 450 MWs of additional projects, which in turn adds recurring annual EBITDA for the Group over the life of the projects. As you can tell, this is a significant impact on equity returns and reduces the overall equity requirements required to support our growth rate. Critically for me, we have already demonstrated this strategy with our acquisition of 24 MWs in Poland in December last year and January of this year by using cash retained in Solid Bond Co. This is the company that houses our operating assets and has already issued $140,000,000 in green bonds. Today we were able to use the cash collected through operations to match additional green bonds to fund the acquisitions.

As a result, these projects are estimated to deliver over 53 million in cash equity, so that's cash after full debt pay down for no additional equity issued for those parts. This is why we challenged the conventional method of funding these assets as we move forward here. So before I hand over to Joe and Bill to tell you a little bit more about the operations and the exciting business that is Altnua, let me tell you a little bit about our lifetime commitment to ESG that still is at the heart of the company ethos. As you can see, as a core benefit from our operations. Every time we bring a project online, we immediately, indirectly benefit the environment. These, for example, are the results of the first half of 2022, but that's only one element of our activities in this area. In addition, we're very proud of our activities in supporting sustainability in the arts that we launched late 2022 and announced the first winners of the Alternus Sustainable Arts Initiative in the spring of this year. This is a truly fabulous program that in its first year has helped over 25 arts students in Dublin to grow their skill sets and develop as people, and awarded over $20,000 in prize money.

To further the education of the four winners in each category, I would welcome you to please visit the dedicated website. The link is here to learn a bit more about this truly exciting plan or activity. We have an aim to create an international program over the next five years and the 2023 program has already kicked off and we're very much looking forward to seeing the fruits of that over the course of the next year. A lot of companies tend to forget that ESG is three letters and not two or even just one. We understand fully what ESG stands for and as you can see, we are putting into action best of breed governance actions as we grow. As an example, we have a majority of independent board directors with diverse perspectives and expertise, Board committees comprised only by independent members and we only have one class of shares with no special rights. I believe we are already matching milestones reached by companies that are a lot larger than us, and we will continue to strive to meet the most exacting standards as we continue our growth. So this is Alternus Energy today and into the future.

I hope that I have given you a good overview and understanding of our business, our people, our mission and our ongoing execution. But mostly it's why I feel that Alternus is primed for exceptional growth over the next few years. 60% of that growth is already contracted and an organic growth engine firing. We are very proud of what we've achieved so far and what we continue to do with a solid plan, clear goals and the team to execute them. Now I'd like to hand you over to Joe Duey, our CFO, to take you through some more details on our operating model, financial performance and valuation and to update on our current debt negotiations. After that Bill Sadlier will take you throughout Altnua to show you our organic growth engine going forward and how that would be achieved. And thereafter we will be opening the floor for some questions.

Speaker 4 Joseph Duey

Thank you, Vincent.We have a very simple operational model. We benefit from unlimited raw materials in the sun, which generates energy that we can sell over a 35 year plus project life. We sell that power to investment grade off takers to create predictable revenue and EBITDA streams. As Vincent discussed previously, since our projects generate predictable cash flow over a long period, this gives us the ability to have flexible debt options. We look to structure our debt using non amortizing debt in the first three years. Since projects have a 35 year useful life, we then look to use traditional project debt over the next 2022 year period, which then at the end of year 25 basically means we have a fully amortized project from a debt perspective, but yet still we have ten years of additional project life from a cash flow perspective that we can use for future growth. Looking at the details from the Illustrative model from the previous side, you can see that we invest 27 million of cash available from nonamortizing period, this wil equate to approximately 450MWs of f of additional projects, and creates additional EBITDA over the 35 year project life.

The foundation for our financing strategy was the placement of our inaugural Green Bonds at the end of 2020, which worked across jurisdictions and even different offtake agreements. In addition, we maintain a significant engagement with a number of banks, debt and private placement funders on a constant basis to ensure flexibility on structure when financing at all levels of the group. We have a deeply experienced capital markets team who works with our investment banking partners designing and optimizing the group capital structure and financial risk management strategy underpinning our longterm business model. We are very pleased that despite the volatility headwinds witnessed in the debt markets in the last six months, we can now confirm that the facility has progressed through the Investment Committee and legal documents are currently being drafted that we expect to have our first draw in the fourth quarter and this is for the investment of up to 500 million of a total facility. Since the company is vertically integrated, we get the benefit of having inhouse technical expertise, ability to control our supply chain needs and to reinvest the EPC margin back into the company for the projects we build as opposed to paying margins to third parties.

In this example, we assume a market EPC margin of 10%. The reinvested profit will reduce the equity required on the projects that we perform installations on in the future. Also having the O&M services reduces our plant operating costs by capturing margins otherwise paid to a third party. As an example, we receive approximately 21% of the after tax profit cash flows but by using our in-house capabilities we can increase that to 23%. More importantly, we are monitoring our projects continually and we are able to provide quicker resolutions to project issues as the owner operator in order to maintain and or increase overall system production. We have a significant backlog of development projects that we own or have contracted. Obviously, not all of the projects will make it to commercial operation, but we assume a 60% success rate of current owned and contracted projects. We should achieve a two and a half percent equity value creation for ready to build projects and an additional one times of equity value when the projects reach commercial operation. We see ourselves as a finance first organization. All of our projects go through an initial screening model using utilizing the levelised Cost of Energy metric.

This creates a consistent methodology to evaluate projects over various renewable platforms and to identify projects with the lowest risk and highest returns. A project will generate positive equity returns when the contracted or market electricity rates are above the LCOE. Since we have a long term owner operator view, we contract with Tier One Legal, financial and Technical Advisors as part of the acquisition process to significantly de-risk the projects over the long term. Alternus continues to grow year over year. Our revenue increased from 7.4 million in the first half of 2021 to 18.3 million of revenue in 2022. EBITDA also increased from 1.6 million to 8.9 million over the same period. We also have expanded our executive management and key members to support our current and future growth, and we also have successfully integrated our Unisun acquisition to achieve the savings on our EPC and O&M activities we discussed previously. We have significant contracted projects that support our EBITDA growth over the next three years. We have a diversified project pool across various countries and project sizes as well. And you'll see from the next slide this helps to underpin our growth strategy in our 2022 to 2025 forecasted numbers that we've laid out.

So we're forecasting strong revenue and EBITDA growth over the next three years, gross profit percentage increases over the short term due to higher energy rates and SG&A increases to execute our growth plan, but reduces as a percentage of revenue and as a company reaches better economies of scale. One of the key non GAAP measures of our company is run rate EBITDA. Since projects come online at various points of the year, this metric adjusts for that time to show the impact of the EBITDA assuming a full year of operations. In addition, this provides a better view of the overall debt portfolio of the company since we may have significant debt on the balance sheet due to construction prior to seeing the operating revenue. As you can see from the chart, Alternus trading multiples for 2024 for both EV / EBITDA and EV to revenue are in line with current market comparables across North American and European groups that we've looked at, as our peer comparable group. Based on our existing owned and contracted projects, we see the company growing significantly over the period 2022 to 2024 compared to our overall peer group. As the company has just recently started to grow, some of the percentages from our side are slightly skewed from the standpoint, we're starting on a lower base, but we do see the positive growth for the forecast for 23 to 24 being quite significant. As you can see from the chart, one of the key benefits of this traction is that accessing of a more liquid market, as you can see from the activity for the daily trading volume over the period of time. I'd like to introduce you to Bill and he will take you through Altnua, our organic growth engine.

Speaker 5 Bill Sadlier

Thanks Joe, and good afternoon everyone. My name is Bill Sadlier. I'm the chief executive of Altnua. I dedicated my career to renewable energy having started in the industry almost 20 years ago. I've been fortunate to work alongside some of the industry's most inspiring entrepreneurs and impact businesses in my time. I have experience across all aspects of the project lifecycle, from early stage development through to commercial operations, across multiple technologies spanning Europe and the US. I'm here today to officially launch Altnua as the group's dedicated organic growth engine. Altnua’s vision is to find, foster and forge renewable development partnerships for future energy solutions, and I'm delighted to take you through how we'll deliver on this vision. Altnua aims to become one of the leading specialist developers of renewable energy projects across Europe and the US. Our team has spent more than two decades in the field, and we combine the necessary technical skills with a rigorous commercial mindset. This blend of skills and experience allows us to deliver commercially viable renewable energy projects by preempting and mitigating risk at every stage of the development cycle. Our development model is built on trusted and longterm relationships with landowners, local developers and large commercial energy users.

We have an immediate opportunity to support the group's growth through the dedicated management of its existing development portfolio and convert these projects into EBITDA. Our operating model has five pillars. Firstly, we develop to own, which means that we develop projects from the ground up with a view to long term ownership. Secondly, we will buy and grow developers and drive organic growth through these platforms to create immediate and lasting project supply certainty for the group. Number three, we adopt a multitechnology levelised cost of energy approach, which means that we develop sites cost effectively by establishing the optimal technoeconomic conditions. Number four we are a team of development specialists. We develop projects ourselves. This requires less equity and debt to fund growth, resulting in a potential positive impact to EPS. Number five, we are embarking on a five gigawatt asset delivery program to 2027, and in doing so we plan to create significant shareholder value. At Altnua, we focus on three partner groups landowners, local developers and large commercial energy users. Each partner has a tailored value proposition. For landowners, we are solving to create agricultural income diversification. By doing so, we commit to managing their land as carefully as they would do so themselves.

For local developers, we are solving to support their development activities through our proprietary project management platform and to fund their growth to bring projects to the market quicker. For large energy consumers or energy users, we are solving to provide them with low cost power from our clean energy installations that are built and operated with care for the environment. Our partners gravitate towards us because of our track record, which is forged in a methodical and transparent development philosophy. Central to our success will be our develo to own strategy. We are experts in development projects from the ground up, and this allows us to capture more value. We develop projects for long term ownership, and this allows us to optimize and future proof designs by incorporating features such as hybridization. There are five core activities in the development of a project. The first step is to find suitable sites that are technically climatically and economically feasible. The second step is to engage with landowners to secure site control. Third step is to conduct an environmental impact assessment and apply to the relevant authority for a construction permit. The fourth step is to secure a grid connection contract that is financially feasible.

The fifth step is to source a power purchase agreement to sell our clean power to our commercial energy clients. Once all of these activities are achieved, a project is qualified as ready to build. Our proprietary project management platform is designed to manage every phase of development. It drives out risk and ensures milestones and contractual obligations are met in full and on time. We manage a diversified development portfolio across Europe and the US. Our market selection strategy is based on government policy, permitting regimes, an ability to secure grid connection on a regular basis, energy resources and viable routes to market. Our inhouse development capability is a critical differentiator for screening opportunities, and we continuously assess at least three gigawatts of live opportunities. This throughput is estimated to deliver a medium term, ready to build run rate of 750 MW per annum. When developing projects ourselves, we create more value, which means that we need less equity in debt to fund growth. The chart in the presentation illustrates how Altnua creates value. Bullets 1,2 and 3 represents development activities in land, planning and grid that I previously spoke about. Bullet four represents the market value of a qualified, ready to build project.

A qualified, ready to build project is worth significantly more than its cost. Bullet five represents the avoided equity and debt needed to acquire a qualified, ready to build project if Altnua develops it itself. Bullet six represents Altnua’s cost to develop a qualified, ready to build project, which in this example is €45,000 per megawatt compared to its acquisition cost of €180,000 per megawatt. As we need less equity debt to fund growth, we expect this to have a positive impact on earnings per share. Our development model is designed to build shareholder value project by project, megawatt by megawatt, category to category. Through its development activities, Altnua moves its projects through four development categories with the objective of delivering qualified, ready to build projects. Each of these categories has an expected timeline to achieve a milestone. Each category has an expected probability of success. As the projects move from left to right, the risk decreases and the probability of success increases. Development involves risk and our expertise and experience helps mitigate the risk but not eliminate it. Our main key performance indicator is measured through net asset value. The net asset value calculates the value of the portfolio and risk adjusted depending on its category.

On the 31st December, we'll prepare our first NAV report and quarterly thereafter. We have a very clear focus. We are embarking on a five gigawatt asset delivery program 2027 and by delivering on this we plan to create significant shareholder value. As you can see from the graph, which incorporates the group's existing development portfolio, we forecast significant volumes of ready to build projects between 2023 and 2027. We've harnessed our experience to build the foundations and processes to deliver on this objective. Thanks. Back to you, Vincent I think.

Speaker 2 – Vincent Browne

Thank you, Bill. I hope you can hear me. I'm not seeing a live sticker on my TV, but I'm assuming I can be heard. Thank you guys. Thank you, everyone for listening. I think you've heard a lot today. We have a substantial business operation. We're growing very fast and we have a lot of things going on in the business. So we've tried our best today to give you an overview of all of those activities and particularly the path forward going forward here. I hope we've given you an understanding of our business, our people, our mission, and our ongoing execution as I mentioned before. We will now open the floor to questions, hand it back to Harold, and we hope you've learned something about us. I'm sure there are some questions about all of the activities we've mentioned today. All of us on the panel here will remain available and answer the questions as best we can as they come in. So, Harold, thank you for hosting and we hand the floor back to you for any questions.

Speaker 1 Harold Von Hayden

Many thanks for a very clear and transparent presentation, guys. And we have indeed received a number of questions online here, so I'll ask you to try and be clear and brief in your answers. Otherwise we will not get through them all. But I'll definitely start the first one here from Pavel Mochenov. He asks, to what extent will Alternus benefit from this year's spike in European power prices? In other words, other price escalators or other adjustments in the PPA contracts?

Speaker 2 – Vincent Browne

Joe, do you want to handle that one?

Speaker 4 – Joseph Duey

Yeah. So in most cases, for our current operating projects, we have the feed in tariff, where we won't have a benefit of any additional power prices. However, we do have our larger projects in Poland, the 65 megawatt park that we do have a benefit from the added power price and increase, as well as our parks in Romania, where we also get a benefit for the power increases as well. So the majority of our projects are contracted with the fixed pricing under the feed in tariff programs, but we are seeing some pretty significant benefit for a couple of million dollars at least this year of additional revenue from the higher energy prices.

Speaker 2 - Vincent Browne

If I may Harold, might be worth adding that under our Polish projects, there's 24 MW there and some of the ones we contracted, which Joe blitzed through on the project list, there's about 184 MW we are planning to close in Poland this year. And with that, we will also be subject to 15-year index linked revenues. So that will help to offset any of the turmoil we're seeing. So we are benefiting directly from the larger energy rates and we do see a significant, but I think we announced 4 million this year in additional revenue. But again, that tends to come back through costs. So I think the answer is yes, we're benefiting directly from the energy rates where appropriate.

Speaker 1 - Harold Von Hayden

Brilliant. Next question is from Mannus Shuleim. He asks, what happens if redemptions are too high above the US dollar? 25 million walk away for Alternus? Is this a potential outcome given the ownership of the sponsor? I guess this one is to you, Aarron.

Speaker 3 - Aaron Ratner

I'll take a shot at that and Vincent, maybe you can help me make sure we have a complete answer. It's always a potential that we'll have redemptions that are higher than our objective. That will depend on the market and how the company does between now and when the mergers being completed. I will note that we are working on a variety of financing initiatives at the moment to raise capital between now and the merger and then make sure capital is available post-merger, including a 100 billion dollar equity facility with our bankers at Jones Group. So there's a lot of motion already around addressing the equity, cash and debt needs of the company that we're all working on together. So I think that we will be able to deliver on our commitment to provide the company with enough capital into the merger. But Vincent, perhaps you could talk a little bit about the structure and some of the mechanisms there.

Speaker 2 Vincent Browne

Aaron, you've actually covered it quite well, but we did understand that this becomes a question. Anything that's something in the future creates a risk that's perceived and will it, won't it happen. So we're working diligently to actually address that particular need in the very short term so we can remove that as a question mark around the transaction. I will note, and we should note, that Alternus does have the opportunity to waive this requirement also if we feel that it’s still a significant benefit to the company, which we do, in moving forward. But I think we're going to be able to address that particular question sooner than people might think. The Nasdaq listing for us is the next transformative journey and will allow much more access to capital than potentially we've been able to do so far. We've already seen a lot of it. We have a lot of interest, as you would appreciate. So we do believe we can address that question a lot sooner than the closing period, so we don't see that as a risk at all to be open.

Speaker 1 Harold Von Hayden

Thank you. Next question is from Anonymous. He says, it has been written in your announcement today of the Altnua launch that you will be buying some developers to grow. Yet the valuations of these developers seem generally unreasonably high. So why not spend the capital to develop organically?

Speaker 2 Vincent Browne

I'm going to start with that and then let Bill answer. I think that's a very good observation and I think really, the purpose of the statement is to allow the market to understand that we're very flexible in how we do things. Ultimately, we partner first. We tend to work alongside co-development partners in each country and if it suits them, and we're seeing a little bit more activity towards that which I would have maybe not have seen last year, where having the power from a better team of Alternus and Altnua behind the developers, we can actually create a very strong win win scenario for both sides for both parties in that particular transaction. But we're not using that as our only growth. Indeed, we expect to be able to grow both ourselves organically, directly from the ground up and also, if and as when it makes sense, we will continue to partner. And if that means we need to acquire some, then that was something we were always open to as well. So I think it's a very important message to market that says we're here, we're here for the long haul and we're very flexible on how we're going to do that.

Speaker 2 – Vincent Browne

I don't know Bill if you want to add anything to that.

Speaker 5 Bill Sadlier

Thanks, Vincent. Well, I would just say with Altnua our first starting point is to reduce the levelized cost of energy that is a resulting factor from organic growth productivity. When we talk about development partners and the acquisition of them, it really relates to local development partners who are capital constrained, seeking to do more where we can provide them with the structural support to scale their businesses and deliver more megawatts quicker. And that would be the central theme to our buy to grow strategy.

Speaker 1 Harold Von Hayden

Very good. Leading on to our next question again from Anonymous. For project owned, which have debt to refinance in about one year time at much higher rates, what percentage of this increased cost will be offset by inflation adjustments within the offtake contracts?

Speaker 4 Joseph Duey

Yes, the current analysis that we've done is interest rates would have to increase approximately 3% from where we are today to reach where we are with the added energy prices that we're getting from the higher inflation.

Speaker 1 Harold Von Hayden

That's clear. Another question from Anonymous. Please describe the strategy to add storage to the Alternus equation. There are many ways to play this. What metrics do you use to describe the alpha returns storage will deliver to future Alternus projects?

Speaker 2 Vincent Browne

That's for you, Bill.

Speaker 5 Bill Sadlier

It's essentially through the same philosophy. So we'll look at projects that have the level of cost of energy for generating assets, the levelized cost of storage for solar assets, and anything for us that includes what we call here synthetic baseload. That's what we're trying to create with nonsynchronous generations such as solar, matching that with reasonably synchronous generation such as storage. It's trying to blend those two technologies together to give us what we call, as I said, as a synchronous baseload, anything to increase the EBITDA of the park.

Speaker 2 – Vincent Browne

I'm just going to add to that, if I may, Harold. I think fundamentally we see 24/7 delivery renewables as what has to be a goal for every renewable operator and we're not different there. I think one of the core strategy reasons for developer establishing, bringing in such a team, was our vision towards that. When you're involved in the early stage of the project, you can design the project from the initial planning right through to include storage, for example. So whereas the economics will evolve over time, as I mentioned in my own presentation, we see this as a core pillar of renewables replacing fossil. It has to be 24/7. We see that, as I said, as a necessary path and we're taking the necessary steps to ensure that storage and indeed other technologies are central to how we develop and bring forward new projects.

Speaker 1 Harold Von Hayden

Many thanks. Next one from Anonymous. The current share price of Alternus indicates that the market does not believe the SPAC deal will go through. What do you think about the market view, Vincent?

Speaker 2 Vincent Browne

Look, I think I said earlier, there's always a question when there's any dependency on anything. The question is, it's not going to happen, right? I think the other thing is, look, how can we be getting a valuation much higher than where we are today? And I think, to be honest, I think the valuation that we're getting with Clean Earth is the valuation of the company today and it's much more reflective. We've seen that as Joe presents to peer groups, there's many reasons for that. We think this particular transaction will happen. You can never say there's no risk. We're not allowed to say that; there's always pieces in the road that will happen and get along the way. But that's fundamentally why I mentioned earlier we're working to remove the minimum capital requirement. I mean, this should be viewed by existing Alternus shareholders as equity at the project level. It avoids dilution for essentially what is a heavily undervalued stock in Oslo. That's just a fact. And this is addressing that. And I think, as I said, the value we have has been underwritten, for want of a better term. We're certainly agreed with by the professional groups that Clean Earth brought in to do a root and branch review of the business, and we just feel that it's more reflective. So hopefully over time the Oslo market will see that and bring it more closer to where we believe it should be anyway.

Speaker 1 Harold Von Hayden

Thank you. Next question from Pavel Molchanov. Solar project development is a very fragmented part of the value chain. What specifically differentiates Alternus from all the other European developers, public or private?

Speaker 2 Vincent Browne

I'm going to start with that bill and then let you get into the detail. Fundamentally for us, the development activities we undertake are to give us certainty of supply projects and to give us, as I said earlier, an ability to shape the long term structure of the projects for example, including storage. We're not building to flip, for a better term. We're not building to sell it to someone else. We are taking more value for our shareholders out of the process, and that's the key driver to our development activities. So from that perspective, that's the key differentiator to answer the question, but we're not competing with those developers. We're effectively building to own for ourselves and taking more of an active and controlled position in the projects we want to pursue long term. I don't know if you want anything in there, Bill.

Speaker 5 Bill Sadlier

I'll just add, Vincent, that what we are is that we're very flexible. We recognize the market is very fragmented with low barriers to entry, and that creates an opportunity for us to scale. And we're patient investors so we're not in development for quick returns. We recognize that development takes time, and we have the patience to deliver on that.

Speaker 1 Harold Von Hayden

Thank you. Question from Anonymous. It sounded like the bank debt of €500 million has passed IC and is being documented for an initial draw of €200 million in Q4 of this year. What amount of incremental EBITDA will this create for the company and by when.

Speaker 2 Vincent Browne

Joe?

Speaker 4 Joseph Duey

Maybe it will help to pull down to the slide, just so everybody can see. Yes, so the 500 million will come in, and it’s going to fund the first project. Just so you kind of see here in detail, this is the initial Polish projects that we have in here. So that would contribute to another 16 and a half million, roughly, or 16 million of EBITDA roughly, over the next, again, 35 plus year useful life, as we have for these available projects.

Speaker 2 – Vincent Browne

I think Joe it also includes some of the Spanish ones for the 200.

Speaker 4 Joseph Duey

Correct. So then also, again, as well as the Spanish projects in there that create the other, again, roughly 139 MW or 7.4 million. If you take all that up, it's around 30 million, roughly, of additional EBITDA that we can get from the initial draw over the next six to twelve months as all those become operational and online.

Speaker 1 Harold Von Hayden

Thank you. Anonymous asks how much was spent to buy Unisun, and please describe the short and medium term effect on overall company EBITDA this acquisition has had. When did you hit your payback on that acquisition or when will you hit it?

Speaker 2 Vincent Browne

Do you want to try that with Joe, or will I take that one?

Speaker 4 – Joseph Duey

Yes, so the original investment was 650,000 Euros. And again, I think we achieved a couple of things with that. One was we got an experienced team to help us on the go forward strategy. But as part of that, it also allowed us to close on our Rotterdam Airport project, which was 14 MW, which was put into service at the first quarter of this year, which, because of the higher energy prices, has already generated significant cash flow and actually we have been able to reinvest or basically recoup that 650,000 already just from that one project. So that's been a very organic or very beneficial acquisition for us. Again, this also when you look at the long term of that though, again puts us in the right spots for EPC margin, reinvestment, supply chain and also technical expertise as we're working through projects on the go forward as well. So, very positive transaction so far.

Speaker 1 - Harold Von Hayden

Indeed. Anonymous asks another question here. Your company stock is consistently at a large discount to the target price of your analyst at Arctic. Have you or will you appoint a director of Investor relations? Please discuss approach to get the word out about the Alternus opportunity, especially for institutional investors.

Speaker 2 Vincent Browne

Let me take that one. I think the short answer is yes. Obviously, like I mentioned this already, we're heavily undervalued where the business actually operations are and we've had the first proof point of that with this transaction. I think as part of that, however, we will be having a formal and continuing investor relations reach out. We've yet to develop that in the next period here, but we expect to do that in Q4 so we can have a constant investor facing activities going forward. We will be appointing and plan to appoint a dedicated investor relations resource, be that either externally, internally or both over time. Our focus heretofore, to be fair, has been on growing the business, improving our execution capability, which we've seen clearly here through the presentation today. We feel that has to be in place first and then you start telling people what it is you're doing and it reacts pretty quickly when that becomes more visible. We are and have already planned some more investor conferences that we've already identified to attend and to improve the visibility. But again, and I mean Aaron if you want to add to that, the transaction moving to a larger exchange will by default create a much more active investment community, we believe, and so that will also have a direct benefit over time when that completes.

Speaker 3 Aaron Ratner

I think that's great. Let's keep going.

Speaker 1 Harold Von Hayden

Anonymous asks any scale development opportunities in the US is hyper competitive on price? Will this not result in a lower yield for yourselves? This should result in better yields if you develop your own projects. Yet you talk about buying developers which are very highly valued and many say overvalued.

Speaker 2 – Vincent Browne

I'm hoping we're not getting hung up on buying developers. I think that the point here is we have a very robust...the US market for us is very attractive. We already have a number of relationships there that we're executing against now. And I think the short answer is yes, when we develop them ourselves, which we do most of the time, that we're going to see significant upside and I’m glad they recognize that. And again, let's not get too worked up on trying to buy expensive developers as we go. I think Bill already outlined our reasoning behind that and what our core strategy is in opportunistically, acquiring any developers that make sense for the company to do that. So we will continue to organically grow as well as any opportunistic acquisitions, but it's purely been organic growth. So to finish on that one, yes, we identify and are very pleased to hear that it's identified that developing projects is quite profitable. So that's what we're going to do.

Speaker 1 Harold Von Hayden

Thank you. Anonymous asks again, can you say a little more about the bank financing with the Tier One European banks? You said quite a bit of it already, but it's a bit of a general question, but.

Speaker 2 Vincent Browne

I think, if I may, we're obviously going to be cautious as public companies both now on both sides of the Atlantic. You cannot really announce details on transactions until they're formalized and in place and announceable, I think we've said what we can, we do, we're very pleased, we're pleased that we've reached a point where everything is now in shape. It's been quite a negotiation, as you would appreciate, particularly with the volatility of markets over the summer period, and it's taken a little longer than we would have liked to put that in place. However, we are putting in place, long term, three, four and five year facilities here, so you need to be able to future proof them a little to ensure they don't hamstring or limit the company's activities going forward. So, look, as soon as we can, we will issue all the details. I think we've said what we can, but we should be looking for more detailed announcements as and when the paperwork completes.

Speaker 1 Harold Von Hayden

Thank you. Yeah, I have a number of other questions here around this facility from other participants here. I guess you said what you can about this, so I apologize already now for those who ask those questions.

Speaker 2 Vincent Browne

We get it a lot because it's kind of transformative, it's a catalyst to the next level of growth and we understand that. So I think the main message is we have crossed a particularly positive place. We're always..look there are many things can happen between where we are today and announcing it. That's why we limit ourselves to facts as to what has been the case. But we know it's a very important question for shareholders and for potential investors going forward. So I think the only thing we can say is, yes, we're very confident in its ability to close it. We're a lot further along than we've ever been and we're looking forward to announcing the details of it in due course, but people should view it as something that will evolve over the next quarter.

Speaker 1 Harold Von Hayden

Thank you. Now we have a different one here for Anonymous. Do you have business interruption insurance for Polish projects in case of effects from war?

Speaker 2 Vincent Browne

That's for you, Joe.

Speaker 4 Joseph Duey

Yes, we do have business interruption insurance for day to day issues like utilities going out and things like that. But our policy does not have a specific business interruption for any additional war risk from that perspective. Thank you.

Speaker 1 Harold Von Hayden

So Morton has a question here, slightly different tack on the SPAC. He asks, is there a minimum cash level in the spac that needs to remain on the spac? Have you had meetings with investors in the spac? What is your view on the expected cash level?

Speaker 2 Vincent Browne

Do you want to start with that, Aaron? Sure.

Speaker 3 – Aaron Ratner

So, as discussed and presented, we're targeting $25 million of net cash post-merger. That's our objective. The company Alternus does have a right to waive that as a condition to finalize the merger. And we are working with our existing bankers and other investors on very active dialogues around sourcing capital immediately following the announcement, plus all the way into the merger. And then, as I mentioned earlier, pursuant to the merger, setting up the 100 million dollar equity line. So we're in motion with a lot of different sources. We have not run any discussions between the company and investors in the SPAC. We have waited until the announcement and we will be coordinating a non deal roadshow with our bankers to that effect. I will note that some of our largest investors in this fact have already expressed interest in working with us to provide the company with capital. And we've had a fairly warm reception from people who came into the IPO with the hope that we would find a really interesting and unique company to merge with. So we feel like the response has been quite positive.

Speaker 1 Harold Von Hayden

I've had a number of questions around the following theme here. Why should SPAC shares not redeem from the deal and rather buy shares in the open market, given the massive difference in Alternus, current market value versus the implied pricing and the SPAC deal?

Speaker 3 Aaron Ratner

Well, I think it's just important to note that there's two different exchanges under discussion here. There's the exchange in Norway and there's the Nasdaq. We believe that the Nasdaq will be a more liquid and efficient market and that it will provide a better market for shareholders to trade the stock and buy the stock long term. So by a SPAC investor staying in the, not redeeming, is just a different event from somebody going into Norway and buying shares in the open market.

Speaker 1 Harold Von Hayden

Thank you. So, last question here. What do you model as the average unlevered IRR across the 2.3 gigawatt backlog against the current market rates conditions? I guess that’s for you, Joe.

Speaker 4 Joseph Duey

Yeah, obviously it’s going to be a range, but somewhere it depends on what we currently have out there, it’s somewhere around 6-8% unlevered is kind of where we’re at in total.

Speaker 2 Vincent Browne

If I may, I want to just make a comment on that. I want to make this as clear as we can in terms of IRR. Right. So we get this question: your debt is 6.5% or 7% and your unlevered is 8%; they are completely different measures. When we’re looking at our debt number, we regard current debt as ultimately low cost equity and not high cost debt and we want to continue to have people understand that message. The levered returns (or the equity returns) we are currently generating from our current projects based on the debt level we have is north of 50%. So when you look at it that way, your 6,7,8% debt numbers are pretty light. So we have moved away essentially from measuring IRR as a key determinant in how we do business, we're focusing on the LCOE as outlined earlier, times EBITDA, what's the cost over EBITDA generation, all of which are more geared towards growing a long term business that has sustainable cash flows over its life that can ultimately distribute that cash back to shareholders as it continues to grow. But again, just to be clear, so when you mention, when Joe mentions 6,8,9% unlevered, they’re unlevered and when you put the debt on they increase and we’ve been very good at that. Again, come back here to number five on the slide. We can see, you know, this is where we pride ourselves in capital efficient financing. The returns we're getting when levered are quite high and so they well cover any cost of debt we have in the mix.

Speaker 1 Harold Von Hayden

Brilliant. Well I said it was last but while you were answering one more came in and it's an easy question so I guess we'll take that before we wrap. And the question is from Anonymous is who are the bankers of the SPAC you are referring to?

Speaker 3 Aaron Ratner

So here in the US the Clean Earth team is working with Jones Group in New York on the merger process and many of the other initiatives that we discussed today, including the 100 million dollar equity line.

Speaker 1 Harold Von Hayden

Brilliant. Well I guess that wraps it up and thank you for very clear answers and a very good session today and many good questions as well. So watch this space and we’ll be hearing more exciting news about Alternus for sure. Many thanks.

Speaker 2 Vincent Browne

Thank you Harold. Thank you.

Important Information and Where to Find it

In connection with the proposed Transaction, the Company will file a preliminary proxy statement and a definitive proxy statement with respect to the stockholder meeting of the Company to vote on the proposed Transaction. Stockholders of the Company and other interested persons are encouraged to read, when available, the preliminary and definitive proxy statements as well as other documents to be filed with the SEC. These documents will contain important information about the Company, Alternus and the proposed Transaction. The definitive proxy statement will be mailed to stockholders of the Company as of a record date to be established for voting on the proposed Transaction. Once available, stockholders of the Company will also be able to obtain a copy of the proxy statements and other documents filed with the SEC without charge, by directing a request to: Clean Earth Acquisitions Corp., Attention: Martha Ross, CFO & COO, telephone: (800) 508-1531. The preliminary and definitive proxy statements, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

The Company and Alternus and their respective directors and executive officers may be considered participants in the solicitation of proxies from the Company’s stockholders with respect to the potential Transaction described in this Current Report under the rules of the SEC. Information about the directors and executive officers of the Company and their ownership of the Company’s securities is set forth in the Company’s Definitive Prospectus filed with the SEC on February 23, 2022. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Company’s stockholders in connection with the potential Transaction will be set forth in the preliminary and definitive proxy statements when those are filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to: Clean Earth Acquisitions Corp., Attention: Martha Ross, CFO & COO, telephone: (800) 508-1531.

22